Exhibit (e)(9)

April 29, 2012

Heather Ace

Re:	Offer of Employment

Dear Heather,

Consider this letter as a formal opportunity to join the Volcano Team! On behalf of Volcano, we are pleased to offer you the position of Executive Vice President, Human Resources. We are excited about the talent, skills and abilities you will bring to our team.

The specifics of this offer are as follows:

START DATE: June 11, 2012

LOCATION: This position will be based in our San Diego office.

REPORTING: You will report to Scott Huennekens, President & CEO.

SALARY: Your annualized salary will be $295,000, paid biweekly at the rate of $11,346.15 per pay period, less payroll deductions and all required withholdings.

SIGNING BONUS: On the first regular payroll pay date following your actual start date, we will pay you a signing bonus equal to $50,000 less payroll deductions and all required withholdings.

SHORT TERM INCENTIVE: You will be eligible to participate in our annual management bonus plan at a target bonus level of 40% of your annual base salary, with any actual earned bonus determined based on individual and company performance. For the 2012 plan year, your target bonus amount will not be pro-rated based on your actual start date; however, your signing bonus may be taken into consideration when your bonus amount is determined. Any earned amount will be determined and paid out in 2013 during the annual STI payout cycle, subject to your continued employment through the payment date.

EQUITY AWARDS: Upon commencement of employment with the Company, you will be eligible to receive awards under the Volcano Corporation Amended & Restated Equity Compensation Plan (or, the Plan). You will be eligible for a full year award during our annual grant cycle in the first quarter of 2013. The amount of the actual grant, if any, will be determined in the sole discretion of our Board of Directors, and will be based on both individual and Company performance. In addition, at our first Board of Directors meeting following the commencement of your employment, we will recommend that the Section 162(m) Committee of our Board of Directors grant to you a restricted stock unit (RSU) award having a value equal to $650,000. The number of RSUs will be approximately equal to 650,000 divided by the closing trading price of our common stock on the date of grant. Subject to your Continuous Service (as defined in the Plan) on each vesting date, 25% of the RSUs will vest on each anniversary of your actual start date such that the award will be fully vested on the fourth anniversary of your start date.

CHANGE OF CONTROL SEVERANCE BENEFITS: If on or within 12 months following the closing of a Change in Control (as defined in the Plan), (a) the Company or a successor corporation terminates your employment without Cause and other than as a result of death or disability, or (b) you resign for Good Reason, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)) (a Separation from Service), then subject to your obligations below, you will be entitled to receive these Change in Control Severance Benefits:

•	a cash lump-sum payment in an amount equal to 4 months of your annual base salary, at the rate in effect on the effective date of the termination, ignoring any decrease that forms the basis for Good Reason, payable on the 60th day following your Separation from Service;

•	if you timely elect continued coverage under COBRA for yourself and your covered dependents under the Company’s group health plans, then the Company will pay (or if such payment may reasonably result in material penalties on the Company, provide you a taxable payment, on the first day of each month of coverage, equal to the cost of) the COBRA premiums necessary to continue your health insurance coverage until the earliest of (i) the close of the 4 month period following the termination of employment, (ii) the expiration of your eligibility for the continuation coverage under COBRA, and (iii) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; and

•	full acceleration of the time-based vesting of all of your then-outstanding compensatory stock grants as of the date of termination.

These Change in Control Severance Benefits are conditional upon (a) your continuing to comply with your obligations under his Proprietary Information and Inventions Agreement following the termination date; and (b) your delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 60 days following your Separation from Service.

“Cause” means your: (i) conviction by a court of competent jurisdiction of, or entry of a plea of nolo contendre to, any felony or a crime involving moral turpitude; (ii) knowing failure or refusal to follow reasonable instructions of the CEO or the Board or reasonable policies, standards and regulations of the Company or its affiliates; (iii) failure or refusal to faithfully and diligently perform the usual, customary duties of your employment with the Company or its affiliates; (iv) unprofessional, unethical, immoral or fraudulent conduct; (v) conduct that materially discredits the Company or any affiliate or is materially detrimental to the reputation, character and standing of the Company or any affiliate or (vi) material breach of your Proprietary Information and Inventions Agreement. An event described in (ii) through (vi) above will not be treated as “Cause” until after you have been given written notice of such event, failure or conduct and you fail to cure such event, failure, conduct or breach, if curable, within thirty (30) days after such written notice.

“Good Reason” for resignation from employment with the Company and any successor entity will exist if any of the following actions are taken by the Company or any successor entity without your prior written consent thereto: (i) a material adverse change in the character or scope of your duties, responsibilities, reporting structure or authority; (ii) a material adverse reduction in your annual base salary; (iii) the Company’s relocation of your primary work location to a location that increases your one way commute by more than fifty (50) miles; or (iv) the material failure of the Company or any successor entity to perform its obligations under this offer letter; provided, however, that in order to resign for Good Reason, you must (1) provide written notice to the Company’s CEO within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for the resignation, (2) allow the Company (or any successor, as applicable) at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company and any successor entity is effective not later than 90 days after the expiration of the cure period.

SECTION 409A: It is intended that all of the severance benefits and other payments payable under this offer letter satisfy, to the greatest extent possible, the exemptions from the application of Internal Revenue Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this offer letter will be construed to the greatest extent possible as consistent with those provisions. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. However, if you are deemed by the Company at the time of the Separation from Service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments will not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of the Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. On the first business day following the expiration of such applicable Section 409A(a)(2)(B)(i) period, all payments deferred under this paragraph will be paid in a lump sum, and any remaining payments due will be paid as otherwise provided herein or in the applicable agreement.

BENEFITS: You will be eligible to participate in all employee benefit plans sponsored by the Company, on the same terms and conditions as generally applicable to employees of the Company. See summary of benefits attached.

AT WILL EMPLOYMENT: Volcano is an “at will” employer. Accordingly, both you and Volcano have the right to terminate your employment at any time for any reason, with or without cause, and with or without notice. This at-will employment relationship cannot be changed except in a writing signed by the CEO of the Company. Similarly, promotions, transfers, demotions, suspensions and employee discipline may be implemented by Volcano at any time for any reason, with or without cause, and with or without notice. Volcano may also change your position, duties, and work location, and may modify your compensation and benefits from time to time, in its sole discretion. Should any dispute subsequently develop between you and the Company relating to your employment, any such dispute will be required to be submitted to binding arbitration with the American Arbitration Association (“AAA”) under the then existing Employment Arbitration Rules of the AAA.

OTHER CONDITIONS: Your employment is contingent on successfully passing a drug test. The test will be conducted by a laboratory selected and paid for by the Company. Enclosed is more information on location of lab facilities and Drug Testing Custody and Control Form. Within 24 hours of acceptance and receipt of offer packet, you are asked to visit a Quest Diagnostics or Pembrooke Lab with the Control Form to complete your test. In addition to successfully passing a drug test, your employment is contingent on reference checks, education verification, receipt of your Employment Application, our confirming the background and employment history that you have provided, and you electronically signing the attached Proprietary Information and Inventions Agreement, which prohibits unauthorized use or disclosure of Company proprietary information. As required by law, this offer is also subject to satisfactory proof of your right to work in the United States.

This letter, together with your Proprietary Information and Inventions Agreement, provides the complete and exclusive statement of your employment agreement with Volcano. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written. If requested by the Company following your start date, you agree to enter into the Company’s standard form of Employment Agreement for similarly situated executive officers, setting forth in greater detail the terms of this offer.

We would like to have your decision regarding this offer by May 1, 2012. We feel you have the ability to make valuable contributions to our team and look forward to a successful working relationship.

Heather, it is a pleasure extending this offer to you. We sincerely feel that Volcano can provide you with the opportunity to achieve rewarding results for both you and the Company, and we look forward to working with you. To finalize this offer, please indicate your acceptance by electronic signature and return a signed copy of the offer letter and the Proprietary Information and Inventions Agreement to me.

Sincerely,

Scott Huennekens

President & CEO

Volcano Corporation

I hereby accept employment with Volcano Corporation on the terms and conditions set forth above.

/s/ Heather Ace	5/1/2012

Heather Ace	Date

Attachments: Summary of Benefits and Proprietary Information and Inventions Agreement